PERKINS OIL & GAS INC.
                            1445 Marpole Avenue #409
                              Vancouver, BC V6H 1S5
                             Telephone (604)733-5055
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                                                                   June 19, 2013

Mr. H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549

Re: Perkins Oil & Gas Inc.
    Registration Statement on Form S-1
    File No. 333-186286

Dear Mr. Schwall,

This letter shall serve as the request of Perkins Oil & Gas Inc., pursuant to Rule 461, to accelerate the effectiveness of the above-referenced registration statement to Friday, June 21, 3:00PM EST, or the soonest practicable date thereafter. We are aware of our filing obligations under the Securities Act of 1933, as amended, and intend to fully comply therewith.

We acknowledge and understand that the Company and management are responsible for the accuracy and adequacy of the disclosures made in our filings.

The Company further acknowledges:

     * should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     * the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     * the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,


/s/ J. Michael Page
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J. Michael Page
C.E.O & Director